Mail Stop 4561

March 31, 2008

VIA U.S. MAIL AND FAX (732)577-9980
Ms. Anna T. Chew
Chief Financial Officer
Monmouth Real Estate Investment Corporation
3499 Route 9N
Suite 3C
Freehold, NJ 07728

Re: Monmouth Real Estate Investment Corporation
        File No. 001-33177
        Form 10-K for Fiscal Year Ended
        September 30, 2007

Dear Ms. Chew:

        We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 3, 2007

Item 6. Selected Financial Data, page 22

1. Explain to us how you determined it would be appropriate to exclude the amortization of in-place lease intangible assets from your calculation of FFO. In your response, tell us how you have complied with all of the disclosure requirements of item 10(e) of regulation S-K.

Item 11 – Executive Compensation, page 42

2. We note the references to a peer group and similarly situated companies when
    discussing how the compensation for your executive officers was determined. It
    appears that you utilized benchmarks in setting your compensation levels. In
    subsequent filings, please identify the companies used to determine your
    benchmarks or tell us how your use of a peer group and similarly situated
    companies does not constitute the use of benchmarks in determining
    compensation levels.

3. We note the reference to certain performance goals when discussing how bonuses
    are determined. In subsequent filings, please disclose the performance targets tied
    to the bonuses awarded to executive officers or tell us why such targets should not
    be disclosed.

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Intangible Assets, Lease Costs and Financing Costs, page 71

4. It appears that you have recorded the amortization of above and below market
    lease intangibles as amortization expense. Explain to us how you determined that
    it would be appropriate to net these amounts with amortization expense rather
    than including them as a component of revenue. Cite any relevant accounting
    literature in your response.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comment.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Duc Dang, Staff Attorney at (202) 551-3386 or Mike McTiernan, Special Counsel at (202) 551-3852 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief